April 15, 2020

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

       Re: My Racehorse CA LLC
           Offering Statement on Form 1-A Post Qualification Amendment No. 9 Filed April 7, 2020
           File No. 024-10896

Dear Mr. Behrens:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 9 to Form 1-A

Financial Statements, page F-1

1. Please update your financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2019, as required by Part F/S (b)(3)(A) of Form 1-A. As a related matter, please update your executive compensation section for the most recently completed fiscal year end to comply with Item 11 of Form 1- A.
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany NameMy Racehorse CA LLC
April 15, 2020
Page 15,
April 2 2020 Page 2
FirstName LastName
Exhibit 12.1
Legal Opinion, page II-2

2. Please have counsel opine whether purchasers of the Interest will have any obligation to make payments to the limited liability company or its creditors (other than the purchase price for the Interests) or contributions to the limited liability company or its creditors solely by reason of the purchasers' ownership of the Interest. Refer to Staff Legal Bulletin
         No. 19, Section II.B.1.b.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jennifer Lopez-
Molina, Staff Attorney at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services